SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                   American City Business Journals, Inc.

                              (Name of Issuer)


                   Common Stock, par value $.01 per share

                       (Title of Class of Securities)


                                025145 10 8

                               (CUSIP Number)


                             Craig D. Holleman
                           Sabin, Bermant & Gould
                             350 Madison Avenue
                         New York, New York  10017
                               (212) 692-4400

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 3, 1995

          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

                       (Continued on following pages)

--------------------
CUSIP NO.
025145 10 8
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Advance Publications, Inc.
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
BK
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
New York
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      0
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [X]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
CO
------------------------------------------------------------

--------------------
CUSIP NO.
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.I. Newhouse, Jr.
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
BK
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      0
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [X]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
IN
------------------------------------------------------------

--------------------
CUSIP NO.
025145 10 8
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Donald E. Newhouse
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X]

                                                 (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
BK
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      0
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [X]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
IN
------------------------------------------------------------

            Item 1.     Security and Issuer

            This Statement on Schedule 13D, dated August 14, 1995 (the "Statement"), filed by Advance Publications, Inc., a New York corporation ("Advance"), S.I. Newhouse, Jr., and Donald E. Newhouse relates to the common stock, par value $.01 per share (the "Common Stock"), of American City Business Journals, Inc., a Delaware corporation (the "Company") and is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Advance, S.I. Newhouse, Jr., and Donald E. Newhouse are collectively referred to herein as the "Reporting Persons."

            The address of the principal executive offices of the Company is 128 South Tryon Street, Suite 2300, Charlotte, NC 28202.

            This Statement on Schedule 13D is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit 4 hereto.


            Item 2.     Identity and Background

            This Statement on Schedule 13D is being jointly filed by the Reporting Persons, who acknowledge that they are a group within the meaning of Section 13(d)(3) of the Act. S.I. Newhouse, Jr. and Donald E. Newhouse are the co-trustees of Advance Voting Trust, a testamentary trust under the will of S.I. Newhouse, Sr. that owns all of the equity securities of Advance eligible to vote for directors of Advance. The name, business address, principal occupation or employment and, as appropriate, citizenship or state of organization of each Reporting Person and each person who is an executive officer or director of a Reporting Person or a person controlling a Reporting Person are set forth on, and incorporated by reference to, Schedule I attached hereto. During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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            Item 3.     Source and Amount of Funds or Other Consideration

            The merger consideration will be paid from the proceeds of bank financing to be secured by Advance. Arrangements for such financing have not yet been finalized.

            Item 4.  Purpose of the Transaction.

            On August 3, 1995, Advance entered into a Merger Agreement (the "Merger Agreement") with Advance Acquisition Sub. Inc., a Delaware corporation and wholly-owned subsidiary of Advance ("Acquisition Corp."), Business Journal Associates Limited Partnership, a Delaware limited partnership ("BJALP"), and the Company. The Merger Agreement contemplates the merger (the "Merger") of Acquisition Corp. with and into the Company, pursuant to which, among other things, each outstanding share of Common Stock will be converted into the right to receive $28.00 in cash at the effective time of the Merger, and each outstanding share of common stock of Acquisition Corp. will be exchanged for one share of Common Stock.

            BJALP has executed a consent to the Merger and the other transactions contemplated by the Merger Agreement. Such Merger, together with the change in the composition of the Board of Directors of the Company as contemplated in the Merger Agreement, would affect a change in control of the Company. Furthermore, the consummation of the Merger would render the Common Stock eligible for termination of registration pursuant to
Section 12(g)(4) of the Act and would cause the Common Stock to cease to be authorized to be quoted on the National Association of Securities Dealers, Inc. National Market System.

            Consummation of the proposed Merger is subject to certain further terms and conditions as specified in the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1.

            Upon execution of the Merger Agreement, Advance also entered into a stock option agreement with BJALP and The Oklahoma Publishing Company, a Delaware corporation ("OPUBCO") (the "BJALP Option Agreement"). Under the BJALP Option Agreement, Advance has the option, upon the occurrence of certain events specified therein, to purchase all of BJALP's 3,885,105 shares of Common Stock at a price of $28.00 per share. A copy of the BJALP Option Agreement is attached hereto as Exhibit 2. Also upon execution of the Merger Agreement, Advance and the Company entered into a separate stock option agreement
(the "Company Option Agreement") by which the Company granted Advance the option, upon the occurrence of certain events specified therein, to purchase up to 1,376,000 shares of previously unissued Common Stock at a price of $28.00 per share. A copy of the Company Option Agreement is attached hereto as Exhibit 3.


            Item 5.     Interest in Securities of the Issuer.

            Pursuant to the BJALP Option Agreement and the Company Option Agreement, the Reporting Persons have the right to acquire, upon the occurrence of the events set forth in such agreements, a total of 5,261,105 shares of Common Stock. In light of the fact that the options granted pursuant to such agreements are only exercisable upon the occurrence of certain events which may never occur, and the fact that the Merger can be consummated without the exercise of such options, the Reporting Persons hereby disclaim beneficial ownership of such shares of Common Stock pursuant to Rule 13d-4 under the Act.

            To the best knowledge of the Reporting Persons, there are 6,917,741 shares of Common Stock issued and outstanding as of the date hereof, based upon (a) the total number of shares of Common Stock reported as being outstanding in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1995, plus (b) the total number of shares of Common Stock that, to the best knowledge of the Reporting Persons, have been issued by the Company from June 30, 1995 to the date hereof, less (c) the total number of shares of Common Stock that, to the best knowledge of the Reporting Persons, have been redeemed or otherwise repurchased by the Company from June 30, 1995 to the date hereof. If the events set forth in the BJALP Option Agreement and the Company Option Agreement were to occur and Advance were to exercise in full the options granted thereunder, the Reporting Persons would own 63.43% of the Common Stock which would then be outstanding, based upon the number of shares of Common Stock outstanding as of the date hereof and taking into account (as required by Rule 13d-3(d)(1)(i) under the Act) the issuance of 1,376,000 shares of Common Stock to Advance pursuant to the Company Option Agreement.

            If they were to acquire the shares of Common Stock as set forth above, the Reporting Persons would have sole voting power to vote and dispose of such shares of Common Stock.

            Except as set forth in this Statement, none of the Reporting Persons beneficially owns any Common Stock or has effected any transactions in the Common Stock during the past 60 days.


            Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            The description of the relationships among the Reporting Persons in Item 1 of this Statement is incorporated herein by reference. Inasmuch as each of the Merger Agreement, the BJALP Option Agreement and the Company Option Agreement are contracts which include understandings, arrangements and relationships among the Reporting Persons, the Company, BJALP and OPUBCO with respect to the Common Stock, each such agreement is incorporated herein by reference in its entirety.


            Item 7.  Material to be Filed as Exhibits.

            Exhibit           Description

            (1) Agreement and Plan of Merger by and among American City Business Journals, Inc., Business Journal Associates Limited Partnership, Advance
                        Publications, Inc. and Advance Acquisition Sub. Inc., dated as of August 3, 1995.

            (2) Stock Option Agreement, dated as of August 3, 1995, among Business Journal Associates Limited
                        Partnership, The Oklahoma Publishing Company, and Advance Publications, Inc.

            (3) Stock Option Agreement, dated as of August 3, 1995, between Advance Publications, Inc. and American City Business Journals, Inc.

            (4) Joint Filing Agreement, dated August 14, 1995, among Advance Publications, Inc., S.I. Newhouse, Jr. and Donald E. Newhouse.

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      August 14, 1995

                              ADVANCE PUBLICATIONS, INC.


                              By: /s/ S.I. Newhouse, Jr.
                                  Name: Donald E. Newhouse
                                  Title: Vice President and
                                         Chairman



                              /s/ S.I. Newhouse, Jr.
                              S.I. Newhouse, Jr.



                              /s/ Donald E. Newhouse
                              Donald E. Newhouse

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                                 SCHEDULE I



Name:                               Advance Publications, Inc.
Business Address:                   950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business:                 Publishing
State of Organization:              New York


Name:                               S.I. Newhouse, Jr.
Business Address:                   350 Madison Avenue
                                    New York, NY 10017
Principal Occupation:               Chairman of the Board of Directors,
                                    Advance Publications, Inc.
Employer:                           Various affiliates of Advance
                                    Publications, Inc.
Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business of
 Employer:                          Publishing
Citizenship:                        U.S.A.


Name:                               Donald E. Newhouse
Business Address:                   Star-Ledger Plaza
                                    Newark, NJ 07101
Principal Occupation:               Member of the Board of Directors,
                                    President and Treasurer of Advance
                                    Publications, Inc.
Employer:                           Various affiliates of Advance
                                    Publications, Inc.
Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business of
 Employer:                          Publishing
Citizenship:                        U.S.A.

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Name:                               Samuel I. Newhouse, III
Business Address:                   Evening Journal Association
                                    30 Journal Square
                                    Jersey City, NJ 07306
Principal Occupation:               Member of the Board of Directors of
                                    Advance Publications, Inc.
Employer:                           Various affiliates of Advance
                                    Publications, Inc.
Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business of
 Employer:                          Publishing
Citizenship:                        U.S.A.


Name:                               Richard E. Diamond
Business Address:                   Staten Island Advance
                                    950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Occupation:               Vice President and Secretary of Advance
                                    Publications, Inc.
Employer:                           Advance Publications, Inc.
Employer's Address:                 950 Fingerboard Road
                                    Staten Island, NY 10305
Principal Business of
 Employer:                          Publishing
Citizenship:                        U.S.A.